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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

Commission File Number 333-116590

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
Mueller Water Products, Inc. Full Name of Registrant
Mueller Holdings (N.A.), Inc. Former Name if Applicable
500 West Eldorado Street Address of Principal Executive Office (Street and number)
Decatur, IL 62522-1808 City, State and Zip Code

PART II—RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐
(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

        Mueller Water Products, Inc. (formerly, Mueller Holdings (N.A.), Inc.) (the "Company") is unable to file its Annual Report on Form 10-K by the prescribed due date because the Company has not been able to complete the preparation of its financial statements for the fiscal year ended September 30, 2004 without unreasonable effort or expense.

        In November 2004, the Company's Audit Committee was notified of alleged potential accounting improprieties. The Audit Committee appointed an independent law firm to investigate the allegations. Until this investigation is concluded, the Company cannot complete the preparation of its financial statements. Once these financial statements are prepared, the Company anticipates that the Company's Independent Auditor, PricewaterhouseCoopers LLP ("PwC"), will be able to complete the audit of the financial statements. The Company will file its Annual Report on Form 10-K ("Annual Report") as quickly as possible after the investigation is completed, but no assurances can be provided that the Company will be able to file the Annual Report within the 15-day period after the due date of the Annual Report. Filing within the 15-day period will depend on the completion of the pending investigation as anticipated and the ability of PwC to complete its audit and issue an audit report acceptable to the SEC for inclusion in the Annual Report within such period.

        If the Company fails to file the Annual Report within the 15-day period, it would constitute a default under the indenture governing the Company's outstanding senior discount notes. In addition, if Mueller Group, Inc., the Company's principal operating subsidiary, fails to file its Annual Report on Form 10-K within such period, such failure would constitute a default under the indentures governing its outstanding senior and senior subordinated notes and its credit facility. Such a default would prevent Mueller Group from borrowing under its credit facility and, if such default is not remedied after delivery of a notice of default and/or a lapse of the relevant grace period, the holders of the Company's and Mueller Group's notes would be able to declare the notes immediately due and payable and the lenders of the senior credit facility would be able to declare the loans immediately due.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Darrell Jean	217	425-7305
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Although an audit of the Company's financial statements for the year ended September 30, 2004 has not been completed as of the date of this filing and, therefore, the Company's results of operations are based on preliminary numbers that are subject to change, the Company believes that, excluding the effects of the stock compensation charge associated with the recapitalization in the third quarter of fiscal year 2004, the Company's operating income will increase for the quarter and for the year ended September 30, 2004 when compared to prior year amounts. Further, the Company anticipates that consolidated net sales and net cash provided by operating activities for the year ended September 30, 2004 will have increased by at least 10% and 22%, respectively, compared to prior year amounts.

Mueller Water Products, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2004	By:	/s/ DARRELL JEAN Name: Darrell Jean Title: Chief Financial Officer

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NOTIFICATION OF LATE FILING